ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated December 9, 2013

ETRACS Monthly Pay 2xleveraged Dow Jones

Select Dividend Index ETN

Profile		ETN Ticker: DVYL
Issuer	UBS AG	Key Features
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)

–  Monthly compounded 2x leveraged exposure to the Dow Jones U.S.Select Dividend IndexSM, less fees

–  Monthly leveraged resetting, which provides an innovative alternative to daily leverage resetting typically used in other leveraged products

–  Significant income potential in the form of a variable monthly coupon linked to two times the cash distributions, if any, on the index constituents

Underlying Index	Dow Jones U.S. Select Dividend Index
Leverage	2x
Current Yield (annualized)[2]	6.79%
Initial Trade Date	5/22/2012
Maturity Date	5/22/2042
Annual Tracking Rate	0.35% accrued on a daily basis
Primary Exchange	NYSE Arca
CUSIP	90268G607

About the ETN

The ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend ETN (Ticker: DVYL) (“DVYL” or the “ETN”) is an exchange-traded note linked to the monthly compounded 2x leveraged performance of the Dow Jones U.S. Select Dividend IndexSM (the “Index”) reduced by the Accrued Fees.

Exchange-traded notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

About the Underlying Index

The Dow Jones U.S. Select Dividend IndexSM represents the top U.S stocks as measured by dividend yield, selected annually and subject to screening and buffering criteria.

The Index is weighted by the indicated annual dividend of its components where the weight of any individual company is restricted to 10%. The Index is a price return index (i.e., the reinvestment of dividends is not reflected in the Index). Any cash distributions on the Index constituents, less any withholding taxes, are reflected in the variable monthly coupon that may be paid to investors of the ETN.

In order for a company to be eligible for selection to the Index, it must (i) be a dividend-paying company in the Dow Jones U.S. IndexSM that has a non-negative historical five-year dividend-per-share growth rate; (ii) have a five-year average dividend to earnings-per-share ratio of less than or equal to 60%; (iii) have paid dividends in each of the previous five years and (iv) have a three-month minimum average daily trading volume of 200,000 shares. Current Index components are eligible for selection regardless of their payout ratio or trading volume.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xleveraged Dow Jones Select Dividend Index ETN

Historical Index Returns
	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
Dow Jones U.S. Select Dividend TR Index	-1.42%	8.12%	10.35%	25.40%	59.91%	106.98%
S&P 500 Index Total Return	1.03%	8.41%	11.17%	28.97%	55.70%	127.38%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of December 6, 2013 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated period as of December 6, 2013. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the return on the ETN will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

Index Constituents
Top 10 Index Constituents
Name	% Weight
Lorillard Inc.	3.71
Lockheed Martin Corp.	3.35
Chevron Corp.	2.08
Philip Morris International Inc	1.96
Entergy Corp.	1.76
McDonalds Corp	1.73
Watsco Inc	1.72
ConocoPhillips	1.72
Kimberly-Clark Corp.	1.71
PPG Industries Inc.	1.66
Source: Bloomberg, as of October 7, 2013.

Benefits of Investing

–	Monthly compounded 2x leveraged exposure to the Dow Jones U.S. Select Dividend IndexSM, less fees, making it the only exchange-traded product with leveraged exposure to this index.
–	Monthly leveraged resetting, which provides an innovative alternative to daily leverage resetting typically used in other leveraged products.
–	Significant income potential in the form of a variable monthly coupon linked to two times the cash distributions, if any, on the index constituents. If the Index constituents do not make any distributions, then investors will not receive any coupons.
–	Convenience of a single, exchange-traded security

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xleveraged Dow Jones Select Dividend

Index ETN

Selected Risk Considerations

An investment in the ETRACS ETN involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “risk factors” section of the applicable product supplement and pricing supplement for the ETNs (collectively, the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your principal - The ETNs are fully exposed to any decline in the level of the Index. The monthly compounded leveraged return of the Index will need to be sufficient to offset the negative effect of the Accrued Fees and Redemption Fee, if applicable, less any Coupon Amounts and Stub Reference Distribution Amount, if any, in order for you to receive an aggregate amount over the term of the ETNs equal to your initial investment in the ETNs. If the monthly compounded leveraged return of the Index is insufficient to offset such negative effect, or if the monthly compounded leveraged return of the Index is negative, you will lose some or all of your investment at maturity or call, or upon early redemption or acceleration.
–	Correlation and compounding risk - A number of factors may affect the ETNs’ ability to achieve a high degree of correlation with the performance of the Index, and there can be no guarantee that the ETNs will achieve a high degree of correlation. Because the current principal amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Accrued Fees and the Redemption Fee, if any. In particular, significant negative monthly performances of your ETNs may not be offset by subsequent positive monthly performances of equal magnitude.
–	Leverage risk - The ETNs are two times leveraged long with respect to the Index, which means that you will benefit two times from any positive, but will be exposed to two times any negative, monthly performance of the Index, before accounting for the Accrued Fees and Redemption Fee, if any.
–	Market risk - The return on the ETRACS ETNs, which may be positive or negative, is linked to the monthly compounded leveraged return on the Index as measured by the Index factor, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the Index constituent securities or the markets generally.

–	Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETRACS ETNs depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value, if any, of the ETNs prior to maturity or call, or upon acceleration or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
–	You are not guaranteed a coupon payment - You will not receive a coupon payment on a coupon payment date if the reference distribution amount for your ETNs is zero.
–	The calculation of the Reference Distribution Amount and Stub Reference Distribution Amount may have to take into account withholding taxes, consequently reducing the coupon amount.
–	A trading market for the ETRACS ETNs may not develop - Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange.
–	Minimum redemption amount - You must elect to redeem at least 50,000 of the ETNs for UBS to repurchase your ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement and there can be no assurance that they can or will do so. Therefore, the liquidity of the ETNs may be limited.
–	Your redemption election is irrevocable - You will not be able to rescind your election to redeem your ETNs after your redemption notice is received by UBS. Accordingly, you will be exposed to market risk in the event market conditions change after UBS receives your offer and the redemption amount is determined on the redemption valuation date.
–	Potential automatic acceleration - In the event the indicative value of the ETNs is equal to $5.00 or less on any trading day or decreases 60% in value from the closing indicative value of the ETNs on the previous monthly valuation date, the ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the acceleration amount as determined during the applicable measurement period. The acceleration amount you receive on the acceleration settlement date may be significantly less than $5.00 per ETN and may be zero if the price of the ETNs continues to decrease during trading on one or more trading days during such measurement period.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xleveraged Dow Jones Select Dividend Index ETN

–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	UBS’s Call Right - UBS may redeem all outstanding ETNs at any time on or after the date specified in the pricing supplement, as described in the ETRACS Prospectus.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS Monthly Pay 2xleveraged Dow Jones Select Dividend

Index ETN

Footnotes

1 The issuer credit rating as of November 30, 2013 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

2 “Current Yield (annualized)” equals the sum of the three most recent monthly coupons paid prior to December 31, 2013, multiplied by four (to annualize such coupons), divided by the closing price of the ETN on November 30, 2013, or, if the closing price is not available on that date, then the previous available closing price, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the ETN. You are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

Investing in the ETNs is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the product supplement and applicable pricing supplement for the ETRACS ETNs.

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and pricing supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, you can request the prospectus and the product supplement and applicable pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

The Dow Jones U.S. Select Dividend IndexSM is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Indexes, and has been licensed for use. “Dow Jones®”, “Dow Jones U.S. Select Dividend IndexSM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed for use for certain purposes by UBS. The ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN is not sponsored, endorsed, sold or promoted by Dow Jones, CME Indexes or their respective affiliates. Dow Jones, CME Indexes and their respective affiliates make no representation or warranty, express or implied, to the owners of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN or any member of the public regarding the advisability of trading in the Product(s). Dow Jones’, CME Index’s and their respective affiliates’ only relationship to the Licensee is the licensing of certain trademarks and trade names of Dow Jones and of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN, which is determined, composed and calculated by CME Indexes without regard to UBS AG or the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN. Dow Jones and CME Indexes have no obligation to take the needs of UBS AG or the owners of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN into consideration in determining, composing or calculating “The Dow Jones U.S. Select Dividend IndexSM”. Dow Jones, CME Indexes and their respective affiliates are not responsible for and have not participated in the determination of the timing, prices, or quantities of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN to be sold or in the determination or calculation of the equation by which the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN are to be converted into cash. Dow Jones, CME Indexes and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN currently being issued by UBS AG, but which may be similar to and competitive with the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of The Dow Jones U.S. Select Dividend IndexSM. It is possible that this trading activity will affect the value of the The Dow Jones U.S. Select Dividend IndexSM and the ETRACS Monthly Pay 2xLeveraged Dow Jones Select Dividend Index ETN.

ETRACS Monthly Pay 2xleveraged Dow Jones Select Dividend

Index ETN

DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES U.S. SELECT DIVIDEND INDEXSM OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS AG, OWNERS OF THE ETRACS MONTHLY PAY 2XLEVERAGED DOW JONES SELECT DIVIDEND INDEX ETN, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES U.S. SELECT DIVIDEND INDEXSM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME INDEXES AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES U.S. SELECT DIVIDEND INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME INDEXES OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME INDEXES AND UBS, OTHER THAN THE LICENSORS OF CME INDEXES.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2013. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
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